November 8, 2019

Meclomen Maramot
Chief Executive Officer
Brooge Holdings Limited
c/o Twelve Seas Investment Company
135 East 57th Street, 18th Floor
New York, NY 10022

       Re: Brooge Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 5, 2019
           File No. 333-233964

Dear Ms. Maramot:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2019 letter.

Form F-4/A filed November 5, 2019

BPGIC Historical Financials & Projections, page 87

1. We note your response to comment 5, including your suggestion that "the referenced five-
       year financial forecast is not relevant as it did not include BPGIC's Phase III, which is now described throughout the Registration Statement." However, with regard to Phase III, you also make clear throughout the document that you have not decided whether to continue with that phase, based on a number of listed factors and requisites, and that the phase would not begin in any case until 2020. Therefore, please revise the presentation of the forecasts provided to Mr. Cannon, the CFO of Twelve Seas, to disclose all material projections for the entire five-year period. If you omit any portion of the information
 Meclomen Maramot
Brooge Holdings Limited
November 8, 2019
Page 2
      because the board did not materially rely on it, please include enhanced disclosure to explain what you omit and the reasons for the omission(s).
Unaudited Pro Forma Combined Financial Information, page 103

2. Please revise your pro forma financial information to incorporate the items noted during our conference call on November 8, 2019. In addition, if you obtain a commitment from private investors in Pubco, please include such an agreement as an exhibit in your
      amended filing.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-
3707 with any other questions.



                                                           Sincerely,
FirstName LastNameMeclomen Maramot
                                                           Division of
Corporation Finance
Comapany NameBrooge Holdings Limited
                                                           Office of Energy &
Transportation
November 8, 2019 Page 2
cc:       Benjamin S. Reichel
FirstName LastName